

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-Mail
Mr. Konstantinos Adamopoulos
Chief Financial Officer
Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece

    Re: Safe Bulkers, Inc.
             Form 20-F for the Year Ended December 31, 2011
             Filed February 29, 2012
             File No. 001-34077

Dear Mr. Adamopoulos:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amended Form 20-F for the Year Ended December 31, 2011 Filed March 12, 2012

Exhibits 12.1 and 12.2

1. We note that you have included Section 906 Certifications as Exhibit 12.1 and 12.2 to your amended Form 20-F for the year ended December 31, 2011. Please revise to also include the Section 302 certifications in your amended filing. See Rule 13(a)-14(a) of Regulation 13A.

Form 20-F for the Year Ended December 31, 2011

Notes to Financial Statements
General

2. We note from your disclosure in the Risk Factors section on page 18 that Vorini Holdings, Inc. owns approximately 64.64% of you outstanding common stock and as a result is able to control the outcome of matters on which your stockholders are entitled to vote, including the election of your entire board of directors and other significant corporate actions. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief